FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of February, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding the notice of listing on the Stock Exchange of Hong Kong Limited of RMB1,500,000,000 3.85% bonds due 2016 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on February 5, 2013.

NOT FOR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The RMB Bonds are not available for general subscription in Hong Kong or elsewhere.

The Company has not registered and does not intend to register any of the RMB Bonds under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The RMB Bonds may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state or local securities laws in the United States.

RMB1,500,000,000 3.85% Bonds due 2016

(Bond Stock Code: 85913)

Joint Lead Managers and Joint Bookrunners
(in no particular order)

NOTICE OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the RMB1,500,000,000 3.85% bonds due 2016 (the “RMB Bonds”)  by  way  of  debt  issues  as  described  in  the  offering  circular  dated  30  January 2013. Permission for the listing of, and dealing in, the RMB Bonds is expected to become effective on 6 February 2013.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC

5 February 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming
Name: Du Daming
Title: Company Secretary

Date:    February 5, 2013